Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Thousands)

	Twenty-Six Weeks Ended		Fiscal Year
	July 31,	August 1,
	2005	2004	2004	2003	2002	2001	2000
Income (loss) before income taxes	$34,680	$46,086	$61,642	$(17,409)	$2,072	$(54,562)	$(16,406)

Fixed charges
Interest expense	16,870	16,580	33,460	52,418	63,544	62,812	63,417
Interest portion of rentals	18,755	18,379	36,401	36,092	36,559	37,971	38,341

Total fixed charges	35,625	34,959	69,861	88,510	100,103	100,783	101,758

Earnings before income taxes and fixed charges	$70,305	$81,045	$131,503	$71,101	$102,175	$46,221	$85,352

Ratio of earnings to fixed charges (1)	1.97	2.32	1.88	0.80	1.02	0.46	0.84

(1)	The ratio of earnings to fixed charges for fiscal years 2003, 2001 and 2000 was less than one-to-one coverage. In order to achieve one-to-one coverage, an additional $17.4 million, $54.6 million, and $16.4 million, respectively, of pre-tax income would have been required.